Exhibit 99.1

YAMANA GOLD INC.
as Borrower

and

THE BANK OF NOVA SCOTIA
as Joint-Lead Arranger, Joint Bookrunner and Administrative Agent

and

THE ROYAL BANK OF SCOTLAND N.V., (CANADA) BRANCH
as Syndication Agent

and

RBS SECURITIES INC.
as Joint-Lead Arranger and Joint Bookrunner

and

BNP PARIBAS (CANADA), BANK OF AMERICA, N.A., CANADA BRANCH,
CANADIAN IMPERIAL BANK OF COMMERCE and ROYAL BANK OF CANADA
as Co-Documentation Agents

and

THE BANK OF NOVA SCOTIA, THE ROYAL BANK OF SCOTLAND N.V., (CANADA) BRANCH,
EXPORT DEVELOPMENT CANADA, BNP PARIBAS (CANADA),
BANK OF AMERICA N.A. (CANADA BRANCH), ROYAL BANK OF CANADA,
CANADIAN IMPERIAL BANK OF COMMERCE, BANK OF TOKYO-MITSUBISHI UFJ (CANADA),
BARCLAYS BANK PLC, CREDIT SUISSE AG, TORONTO BRANCH, NATIONAL BANK OF CANADA,
MORGAN STANLEY BANK, N.A.,
THE TORONTO-DOMINION BANK and CITIBANK, N.A., CANADIAN BRANCH
as Lenders

FIRST AMENDING AGREEMENT
RE: AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of February 28, 2013

Fasken Martineau DuMoulin LLP
Toronto, Ontario

FIRST AMENDING AGREEMENT TO

AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT dated as of the 28th day of February, 2013.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

YAMANA GOLD INC., a corporation continued under the laws of Canada

(herein called the “Borrower”)

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT (herein and therein in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Borrower, the Lenders and the Administrative Agent entered into an amended and restated credit agreement dated as of February 29, 2012 pursuant to which the Lenders established a certain revolving credit facility in favour of the Borrower (the “Credit Agreement”);

AND WHEREAS the Borrower, the Lenders and the Administrative Agent hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1                                                                               Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT

2.1                                                                               General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2                                                                               Defined Terms

Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)                                 The definition of “Maturity Date” is hereby deleted in its entirety and replaced by the following:

““Maturity Date” means February 28, 2018, as the same may be extended from time to time pursuant to Section 9.1(b).”

2.3                                                                               Schedules

Schedules A and H of the Credit Agreement are hereby deleted in their entirety and replaced with Schedules A and H attached hereto.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                                                                               Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof.

ARTICLE 4
CONDITION PRECEDENT

4.1                                                                               Conditions Precedent to Effectiveness of this Agreement

This agreement shall not become effective until the following conditions precedent are fulfilled (which conditions precedent must be fulfilled on or prior to February 28, 2013):

(a)                                 an acknowledgement and consent in the form attached hereto is executed and delivered by each Guarantor to the Administrative Agent;

(b)                                 a confirmation of Guarantees from each applicable Obligor, in form and substance satisfactory to the Lenders, shall have been executed and delivered;

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(c)                                  the Administrative Agent has received, in form and substance satisfactory to the Majority Lenders:

(i)            a duly certified copy of the articles of incorporation and by-laws of the Borrower;

(ii)           a duly certified resolution of the board of directors of each Obligor authorizing it to execute, deliver and perform its obligations under this agreement or the aforementioned confirmation, as the case may be;

(iii)          a certificate of a senior officer of the Borrower setting forth specimen signatures of the individuals authorized to sign this agreement;

(iv)          a certificate of status or good standing for each Obligor (where available), issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated or formed;

(v)           a certificate of a senior officer of the Borrower certifying that no Default has occurred and is continuing or would occur or arise immediately after this agreement becomes effective; and

(vi)          an opinion of legal counsel to the Borrower with respect to, inter alia, the Borrower, the enforceability of this agreement and as to such other matters as the Majority Lenders may reasonably request, and otherwise in form and substance satisfactory to the Administrative Agent; and

(d)                                 the payment by the Borrower to the Joint Lead Arrangers and the Administrative Agent for and on behalf of the Lenders, of all fees payable in connection with this agreement.

ARTICLE 5
MISCELLANEOUS

5.1                                                                               No Default

The Borrower represents and warrants to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

5.2                                                                               Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.  The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

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5.3                                                                               Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

5.4                                                                               Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

5.5                                                                               Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.  This agreement shall not create any novation.

5.6                                                                               No Waiver

This agreement shall not limit, impair or constitute a waiver of the rights, powers or remedies available to the Administrative Agent or the Lenders under the Credit Agreement or any other Credit Document.

5.7                                                                               Credit Document

This agreement shall be deemed to be a Credit Document.

5.8                                                                               Further Assurances

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.9                                                                               Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally blank.]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

YAMANA GOLD INC.

By:	/s/
	Name:	Charles Main
	Title:	Executive Vice President, Finance and Chief Financial Officer

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Administrative Agent

By:	/s/
	Name:	Robert Boomhour
	Title:	Director

By:	/s/
	Name:	Clement Yu
	Title:	Associate Director

THE BANK OF NOVA SCOTIA, as Lender

By:	/s/
	Name:	Michael Eddy
	Title:	Managing Director

By:	/s/
	Name:	Carla Deeks
	Title:	Associate Director

THE ROYAL BANK OF SCOTLAND N.V., (CANADA) BRANCH

By:	/s/
	Name:	Shehan J. De Silva
	Title:	Vice President

By:	/s/
	Name:	David Wright
	Title:	Director, Head of Client Management Canada

EXPORT DEVELOPMENT CANADA

By:	/s/
Name:	Talal M. Kairouz
Title:	Senior Asset Manager

By:	/s/
Name:	Richard Leong
Title:	Asset Manager

BNP PARIBAS (CANADA)

By:	/s/
Name:	Allan Fordyce
Title:	Managing Director

By:	/s/
Name:	Evan Ivanov
Title:	Director

BANK OF AMERICA, N.A., CANADA BRANCH

By:	/s/
	Name:	Marc Ahlers
	Title:	Assistant Vice President

By:
Name:
Title:

ROYAL BANK OF CANADA

By:	/s/
Name:	Stam Fountoulakis
Title:	Authorized Signatory

By:
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/
	Name:	Peter Rawlins
	Title:	Executive Director

By:	/s/
	Name:	Deepak Dave
	Title:	Director

BANK OF TOKYO-MITSUBISHI UFJ (CANADA)

By:	/s/
Name: Angelo Bisutti
Title: Managing Director

By:
Name:
Title:

BARCLAYS BANK PLC

By:	/s/
	Name:	Vanessa A. Kurbatskiy
	Title:	Vice President

By:
Name:
Title:

CREDIT SUISSE AG, TORONTO BRANCH

By:	/s/
	Name:	Alain Daoust
	Title:	Director

By:	/s/
	Name:	Chris Gage
	Title:	Chief Financial Officer

NATIONAL BANK OF CANADA

By:	/s/
Name:	Roch Ledoux
Title:	Director

By:	/s/
Name:	Alain Aubin
Title:	Director

MORGAN STANLEY BANK, N.A.

By:	/s/
Name:	Michael King
Title:	Authorized Signatory

By:
Name:
Title:

THE TORONTO-DOMINION BANK

By:	/s/
Name:	Sanup Gupta
Title:	Vice President and Director

By:	/s/
Name:	Liza Straker
Title:	Vice President

CITIBANK, N.A., CANADIAN BRANCH

By:	/s/
Name:	Isabelle Cote
Title:	Authorized Signatory

By:
Name:
Title:

ACKNOWLEDGEMENT AND CONSENT

The undersigned, each being a guarantor of the Borrower’s Obligations under, inter alia, the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Finance Documents.

MINERA MERIDAN LIMITADA

By:	/s/
Name:	Sergio Orrego
Title:	Delegate

By:	/s/
Name:	Roberto Alarcon Bittner
Title:	Delegate

YAMANA ARGENTINA HOLDINGS B.V.

By:	/s/
Name:	Charles Main
Title:	Managing Director A
(signed in Florida, USA)

By:
Name:
Title:

YAMANA CHILE RENTISTA DE CAPITALES MOBILIARIOS LIMITADA

By:	/s/
Name:	Sergio Orrego
Title:	Delegate

By:	/s/
Name:	Roberto Alarcon Bittner
Title:	Delegate

JACOBINA MINERACAO DE COMERCIO LTDA

By:	/s/
Name:	Arao Portugal
Title:	Officer

By:	/s/
Name:	Evandro Cardoso Cintra
Title:	Officer

MINERAÇÃO MARACÁ INDÚSTRIA E COMÉRCIO S.A.

By:	/s/
Name:	Arao Portugal
Title:	Officer

By:	/s/
Name:	Evandro Cardoso Cintra
Title:	Officer

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
The Bank of Nova Scotia	$77,500,000
The Royal Bank of Scotland N.V., (Canada) Branch	$77,500,000
BNP Paribas (Canada)	$67,500,000
Bank of America N.A., Canada Branch	$67,500,000
Royal Bank of Canada	$67,500,000
Canadian Imperial Bank of Commerce	$67,500,000
Export Development Canada	$50,000,000
Bank of Tokyo-Mitsubishi UFJ (Canada)	$50,000,000
Citibank, N.A., Canadian Branch	$50,000,000
The Toronto-Dominion Bank	$50,000,000
Barclays Bank PLC	$35,000,000
Credit Suisse AG, Toronto Branch	$35,000,000
National Bank of Canada	$35,000,000
Morgan Stanley Bank, N.A.	$20,000,000

SCHEDULE H
APPLICABLE RATES

Level	Leverage Ratio	LIBOR Loan interest rate margin per annum	Base Rate Loan interest rate margin per annum	Standby Fee rate per annum
I	> 2.50	2.750%	1.750%	0.550%
II	> 2.0:1 to < 2.5:1	2.250%	1.250%	0.450%
III	> 1.5:1 to < 2.0:1	2.000%	1.000%	0.400%
IV	> 1.0:1 to < 1.5:1	1.750%	0.750%	0.350%
V	< 1.0:1	1.500%	0.500%	0.300%